CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

January 12, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Jerard T. Gibson

Re:	CB Richard Ellis Group, Inc. and Additional Registrants
Registration Statement on Form S-4
Registration No.: 333-170974

Ladies and Gentlemen:

CB Richard Ellis Group, Inc., a Delaware corporation (the “Company”), and the additional registrants named in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby request that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective at 11:00 a.m. Washington, D.C. time on January 14, 2011, or as soon as practicable thereafter.

Pursuant to this request, the Company and the additional registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company and the additional registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company and the additional registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact William B. Brentani of Simpson Thacher & Bartlett LLP at (650) 251-5110. We request that we be notified of such effectiveness by telephone call to such counsel.

Thank you very much for your assistance with this matter.

Very truly yours,

CB RICHARD ELLIS GROUP, INC.,
for itself and the additional registrants

By:	/s/ Laurence H. Midler
Name:	Laurence H. Midler
Title:	Executive Vice President, General Counsel and Secretary